Exhibit 2.2

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

As of the date of the annual report to which this exhibit is being filed, Castor Maritime Inc. (the “Company”) had two classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended:

(1)          Common shares, par value $0.001 per share (the “common shares”); and

(2)          Preferred Share Purchase Rights under the Rights Agreement, as defined below (a “Right” or the “Rights”).

The following description sets forth certain material provisions of these securities. The following summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the applicable provisions of (i) the Company’s Articles of Incorporation, as amended (the “Articles of Incorporation”), (ii) the Company’s Bylaws (the “Bylaws”), and (iii) the Stockholders Rights Agreement dated as of November 20, 2017, by and between the Company and American Stock Transfer & Trust Company, LLC, as rights agent (the “Rights Agreement”), each of which is an exhibit to the annual report on Form 20-F for the fiscal year ended December 31, 2022 (“Annual Report”) of which this Exhibit is a part. We encourage you to refer to our Articles of Incorporation, Bylaws and the Rights Agreement for additional information.

Capitalized terms used but not defined herein have the meanings given to them in our Annual Report.

OUR SHARE CAPITAL

Under our Articles of Incorporation our authorized capital stock consists of 2,000,000,000 registered shares, of which 1,950,000,000 are designated as common shares, par value $0.001 per share, and 50,000,000 are designated as preferred shares, par value $0.001 per share. As of December 31, 2021, we had issued and outstanding 94,610,088 common shares and 12,000 Series B Preferred Shares. As of such date, we also had 1,000,000 authorized (but no outstanding) Series C Participating Preferred Shares. Our common shares are listed on the NASDAQ under the symbol “CTRM” and on the Norwegian OTC under the symbol “CASTOR”.

Any amendment to our Articles of Incorporation to alter our capital structure requires approval by an affirmative majority of the voting power of the total number of shares issued and outstanding and entitled to vote thereon. Shareholders of any series or class of shares are entitled to vote upon any proposed amendment, whether or not entitled to vote thereon by the Articles of Incorporation, if such amendment would alter the rights of their shares so as to adversely affect them.

DESCRIPTION OF COMMON SHARES

Holders of common shares do not have conversion, sinking fund, redemption or pre-emptive rights to subscribe to any of our securities. There are no restrictions under Marshall Islands law on the transferability of our common shares. The rights, preferences and privileges of holders of our common shares are subject to the rights of the holders of any preferred shares, which we have issued in the past or which we may issue in the future.

Voting Rights

Each outstanding common share entitles the holder to one (1) vote on all matters submitted to a vote of shareholders. Our directors are elected by a plurality of the votes cast by shareholders entitled to vote and serve for three-year terms. There is no provision for cumulative voting. Our common shares and Series B Preferred Shares vote together as a class on most matters submitted to a vote of shareholders of the Company, though our Articles of Incorporation provide for a separate vote of the Series B Preferred Shares for certain matters adversely impacting such shares rights and preferences. Series B Preferred Shares have one hundred thousand (100,000) votes per share and currently have a controlling vote over the various matters put to a vote of the Company’s shareholders. The voting power of the Series B Preferred Shares is subject to adjustment to maintain a substantially identical voting interest in the Company following the (i) creation or issuance of a new series of shares of the Company carrying more than one vote per share to be issued to any person other than holders of the Series B Preferred Shares, except for the creation (but not the issuance) of Series C Participating Preferred Shares, without the prior affirmative vote of a majority of votes cast by the holders of the Series B Preferred Shares or (ii) issuance or approval of common shares pursuant to and in accordance with the Rights Agreement.

Dividend Rights

Subject to preferences that may be applicable to any outstanding preferred shares, holders of common shares are entitled to receive ratably all dividends, if any, declared by our Board out of funds legally available for dividends.

Liquidation Rights

Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred shares having liquidation preferences, if any, the holders of our common shares are entitled to receive pro rata our remaining assets available for distribution.

Limitations on Ownership

Under Marshall Islands law generally and our Articles of Incorporation, there are no limitations on the right of persons who are not citizens or residents of the Marshall Islands to hold or vote our common shares.

DESCRIPTION OF THE RIGHTS UNDER THE STOCKHOLDERS RIGHTS AGREEMENT

Preferred Shares and the Rights

Our Articles of Incorporation, as amended from time to time, authorize our Board to establish one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the preferences and relative, participating, option or other special rights, if any, and any qualifications, limitations or restrictions of such series; and

•	the voting rights, if any, of the holders of the series.

On November 20, 2017, we entered into the Rights Agreement and our Board declared a dividend of one Right for each outstanding common share outstanding on November 21, 2017.

The Rights. The Rights trade with, and are inseparable from, our common shares. The Rights are evidenced by the certificates that represent our common shares registered in the names of the holders thereof or, in the case of uncertificated shares of our common shares registered in book-entry form. New Rights will accompany any new common shares of the Company issued after November 21, 2017 until the Distribution Date described below. As of December 31, 2021, we had 94,610,088 Rights issued and outstanding in connection with our outstanding common shares.

Exercise Price. Each Right allows its holder to purchase from the Company one one-thousandth (1/1,000) of a share of Series C Participating Preferred Stock (a “Series C Preferred Share”), for $150.00  (the “Exercise Price”), once the Rights become exercisable. This portion of a Series C Preferred Share will give the shareholder approximately the same dividend, voting and liquidation rights as would one common share. Prior to exercise, the Right does not give its holder any dividend, voting, or liquidation rights.

Exercisability. The Rights are not exercisable until 10 days after the public announcement by the Company or an Acquiring Person that a person or group has become an “Acquiring Person” by obtaining beneficial ownership of 15% or more of our outstanding common shares, except that our Chairman, Chief Executive Officer and Chief Financial Officer, Petros Panagiotidis and Thalassa Investment Co. S.A. are exempt from being an “Acquiring Person”.

Certain synthetic interests in securities created by derivative positions, whether or not such interests are considered to be ownership of the underlying common shares or are reportable for purposes of Regulation 13D of the Securities Exchange Act of 1934, as amended, are treated as beneficial ownership of the number of our common shares equivalent to the economic exposure created by the derivative position, to the extent our actual common shares are directly or indirectly held by counterparties to the derivatives contracts. Swaps dealers unassociated with any control intent or intent to evade the purposes of the Rights Agreement are excepted from such imputed beneficial ownership.

The Rights Agreement “grandfathers” the current level of ownership of persons who, prior to the date of the Rights Agreement, beneficially owned 15% or more of our outstanding common shares, so long as they do not purchase additional shares in excess of certain limitations.

The date when the Rights become exercisable is the “Distribution Date”. Until that date, our common share certificates (or, in the case of uncertificated shares, by notations in the book-entry account system) will also evidence the Rights, and any transfer of our common shares will constitute a transfer of Rights. After that date, the Rights will separate from our common shares and will be evidenced by book-entry credits or by Rights certificates that the Company will mail to all eligible holders of our common shares. Any Rights held by an Acquiring Person are null and void and may not be exercised. Please see “Consequences of a Person or Group Becoming an Acquiring Person” below for further information.

The Rights entitle their holder to acquire Series C Preferred Shares on the terms described above. Each one one-thousandth (1/1000) of a Series C Preferred Share, if issued, will, among other things:

•	not be redeemable;

•
entitle holders to quarterly dividend payments in an amount per share equal to the aggregate per share amount of all cash dividends, and the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions other than a dividend payable in our common shares or a subdivision of our outstanding common shares (by reclassification or otherwise), declared on our common shares since the immediately preceding quarterly dividend payment date; and

•	entitle holders to one vote on all matters submitted to a vote of the shareholders of the Company.

The value of one one-thousandth (1/1000) interest in a Series C Preferred Share should approximate the value of one common share.

The Board adopted the Rights Agreement to protect shareholders from coercive or otherwise unfair takeover tactics. In general terms, it works by imposing a significant penalty upon any person or group that acquires beneficial ownership of 15% or more of our outstanding common shares without the approval of our Board. The potential effects of the Rights on a shareholder owning a substantial number of shares are discussed below.

Consequences of a Person or Group Becoming an Acquiring Person.

The Rights may have anti-takeover effects. The Rights will cause substantial dilution to any person or group that attempts to acquire us without the approval of our Board. As a result, the overall effect of the Rights may be to render more difficult or discourage any attempt to acquire us. Because our Board can approve a redemption of the Rights for a permitted offer, the Rights should not interfere with a merger or other business combination approved by our Board.

Notional Shares. Shares held by affiliates and associates of an Acquiring Person, including certain entities in which the Acquiring Person beneficially owns a majority of the equity securities, and Notional Common Shares (as defined in the Rights Agreement) held by counterparties to a Derivatives Contract (as defined in the Rights Agreement) with an Acquiring Person, will be deemed to be beneficially owned by the Acquiring Person.

Flip In. If an Acquiring Person obtains beneficial ownership of 15% or more of our common shares, then each Right will entitle the holder thereof to purchase, for the Exercise Price, a number of our common shares (or, in certain circumstances, cash, property or other securities of the Company) having a then-current market value of twice the Exercise Price. However, the Rights are not exercisable following the occurrence of the foregoing event until such time as the Rights are no longer redeemable by the Company, as further described below.

Following the occurrence of an event set forth in preceding paragraph, all Rights that are or, under certain circumstances specified in the Rights Agreement, were beneficially owned by an Acquiring Person or certain of its transferees will be null and void.

Flip Over. If, after an Acquiring Person obtains 15% or more of our common shares, (i) the Company merges into another entity; (ii) an acquiring entity merges into the Company; or (iii) the Company sells or transfers 50% or more of its assets, cash flow or earning power, then each Right (except for Rights that have previously been voided as set forth above) will entitle the holder thereof to purchase, for the Exercise Price, a number of our common shares of the person engaging in the transaction having a then-current market value of twice the Exercise Price.

Redemption. The Company may, at its option and with the approval of the Board, redeem the Rights for $0.001 per Right at any time before any person or group becomes an Acquiring Person. If the Board redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, the only right of the holders of the Rights will be to receive the redemption price of $0.01 per Right. The redemption price will be adjusted if the Company has a stock dividend, a stock split or similar transaction.

Exchange. After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of our outstanding common shares, the Board may extinguish the Rights by exchanging one common share or an equivalent security for each Right, other than Rights held by the Acquiring Person. In certain circumstances, the Company may elect to exchange the Rights for cash or other securities of the Company having a value approximately equal to one common share.

Expiration. The Rights expire on the earliest of (i) November 20, 2027, or (ii) the redemption or exchange of the Rights as described above.

Anti-Dilution Provisions. The Board may adjust the purchase price of the Series C Preferred Shares, the number of Series C Preferred Shares issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split, or a reclassification of the Series C Preferred Shares or our common shares. No adjustments to the Exercise Price of less than 1% will be made.

Amendments. The terms of the Rights and the Rights Agreement may be amended in any respect without the consent of the holders of the Rights on or prior to the Distribution Date. Thereafter, the terms of the Rights and the Rights Agreement may be amended without the consent of the holders of Rights, with certain exceptions, in order to (i) cure any ambiguities; (ii) correct or supplement any provision contained in the Rights Agreement that may be defective or inconsistent with any other provision therein; (iii) shorten or lengthen any time period pursuant to the Rights Agreement; or (iv) make changes that do not adversely affect the interests of holders of the Rights (other than an Acquiring Person or an affiliate or associate of an Acquiring Person).

Taxes. The distribution of Rights should not be taxable for federal income tax purposes. However, following an event that renders the Rights exercisable or upon redemption of the Rights, shareholders may recognize taxable income.

Marshall Islands Company Considerations

Our corporate affairs are governed by our Articles of Incorporation and Bylaws and by the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. While the BCA provides that its provisions shall be applied and construed in a manner to make them uniform with the laws of the State of Delaware and other states of the United States of America with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Marshall Islands and we cannot predict whether Marshall Islands courts would reach the same conclusions as courts in the United States. As a result, you may have more difficulty protecting your interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction which has developed a substantial body of case law. The following table outlines significant differences between the statutory provisions of the BCA and the General Corporation Law of the State of Delaware relating to shareholders’ rights.

Marshall Islands	Delaware
Shareholder Meetings
May be held at a time and place as designated in the bylaws.	May be held at such time or place as designated in the certificate of incorporation or the bylaws, or if not so designated, as determined by the board of directors.
Notice:	Notice:
Whenever shareholders are required to take any action at a meeting, written notice of the meeting shall be given which shall state the place, date and hour of the meeting and, unless it is an annual meeting, indicate that it is being issued by or at the direction of the person calling the meeting. Notice of a special meeting shall also state the purpose for which the meeting is called.

Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any.

Marshall Islands	Delaware
A copy of the notice of any meeting shall be given personally, sent by mail or by electronic mail not less than 15 nor more than 60 days before the meeting.	Written notice shall be given not less than 10 nor more than 60 days before the meeting.

Shareholders’ Voting Rights
Unless otherwise provided in the articles of incorporation, any action required to be taken at a meeting of shareholders may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, is signed by all the shareholders entitled to vote with respect to the subject matter thereof, or if the articles of incorporation so provide, by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Any action required to be taken at a meeting of shareholders may be taken without a meeting if a consent for such action is in writing and is signed by shareholders having not fewer than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Merger or Consolidation
Any two or more domestic corporations may merge or consolidate into a single corporation if approved by the board of each constituent corporation and if authorized by a majority vote at a shareholder meeting of each such corporation by the holders of outstanding shares.

Authorization by a majority vote of the holders of a class of shares may be required if such class is entitled to vote if a proposed amendment to the articles, undertaken in connection with such merger or consolidation, would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely.

Any two or more corporations existing under the laws of the state may merge into a single corporation pursuant to a board resolution and upon the majority vote by shareholders of each constituent corporation at an annual or special meeting.

Authorization by a majority vote of the holders of a class of shares may be required if such class is entitled to vote if a proposed amendment to the articles, undertaken in connection with such merger or consolidation, would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or alter or change the powers, preferences, or special rights of the shares of such class so as to affect them adversely.

However, unless expressly required by its certificate of incorporation, no vote of stockholders of a constituent corporation that has a class or series of stock that is listed on a national securities exchange or held of record by more than 2,000 holders immediately prior to the execution of the agreement of merger by such constituent corporation shall be necessary to authorize a merger that meets certain conditions.

Any sale, lease, exchange or other disposition of all or substantially all the assets of a corporation, if not made in the corporation’s usual or regular course of business, once approved by the board of directors (and notice of the meeting shall be given to each shareholder of record, whether or not entitled to vote), shall be authorized by the affirmative vote of two-thirds of the shares of those entitled to vote at a shareholder meeting, unless any class of shares is entitled to vote thereon as a class, in which event such authorization shall require the affirmative vote of the holders of a majority of the shares of each class of shares entitled to vote as a class thereon and of the total shares entitled to vote thereon.

Every corporation may at any meeting of the board sell, lease or exchange all or substantially all of its property and assets as its board deems expedient and for the best interests of the corporation when so authorized by a resolution adopted by the holders of a majority of the outstanding stock of the corporation entitled to vote.

Upon approval by the board, any domestic corporation owning at least 90% of the outstanding shares of each class of another domestic corporation may merge such other corporation into itself without the authorization of the shareholders of any such corporation.

Any corporation owning at least 90% of the outstanding shares of each class of another corporation may merge the other corporation into itself and assume all of its obligations without the vote or consent of shareholders; however, in case the parent corporation is not the surviving corporation, the proposed merger shall be approved by a majority of the outstanding stock of the parent corporation entitled to vote at a duly called shareholder meeting.

Director
The number of directors may be fixed by the bylaws, by the shareholders, or by action of the board under the specific provisions of a bylaw. The number of board members may be changed by an amendment to the bylaws, by the shareholders, or by action of the board under the specific provisions of a bylaw.

If the board is authorized to change the number of directors, it can only do so by a majority of the entire board and so long as no decrease in the number shall shorten the term of any incumbent director.

The number of board members shall be fixed by, or in a manner provided by, the bylaws and amended by an amendment to the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by an amendment to the certificate of incorporation.

Shareholders entitled to vote upon amendments to the bylaws hold the power to adopt, amend or repeal bylaws in a stock corporation that has received any payment for its stock, unless such power is otherwise conferred upon the director’s in the certificate of incorporation. An amendment to the certification of incorporation must be approved by the board and a majority of outstanding stock entitled to vote thereon.

Removal:	Removal:
Any or all of the directors may be removed for cause by vote of the shareholders. The articles of incorporation or the bylaws may provide for such removal by board action, except in the case of any director elected by cumulative voting, or by shareholders of any class or series when entitled by the provisions of the articles of incorporation.

Any or all of the directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote unless the certificate of incorporation otherwise provides.
If the articles of incorporation or bylaws provide any or all of the directors may be removed without cause by vote of the shareholders.	In the case of a classified board, shareholders may effect removal of any or all directors only for cause unless the certificate of incorporation provides otherwise.

Dissenters’ Rights of Appraisal
Shareholders have a right to dissent from any plan of merger, consolidation or sale of all or substantially all assets not made in the usual course of business, and receive payment of the fair value of their shares. However, the right of a dissenting shareholder under the BCA to receive payment of the appraised fair value of his shares shall not be available for the shares of any class or series of stock, which shares or depository receipts in respect thereof, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting of the shareholders to act upon the agreement of merger or consolidation, were either (i) listed on a securities exchange or admitted for trading on an interdealer quotation system or (ii) held of record by more than 2,000 holders. The right of a dissenting shareholder to receive payment of the fair value of his or her shares shall not be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the shareholders of the surviving corporation.

Appraisal rights shall be available for the shares of any class or series of stock of a corporation in a merger or consolidation, subject to limited exceptions, such as a merger or consolidation of corporations listed on a national securities exchange in which listed stock is offered for consideration which is (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders. Notwithstanding those limited exceptions, appraisal rights will be available if shareholders are required by the terms of an agreement of merger or consolidation to accept certain forms of uncommon consideration.

A holder of any adversely affected shares who does not vote on or consent in writing to an amendment to the articles of incorporation has the right to dissent and to receive payment for such shares if the amendment:

•     alters or abolishes any preferential right of any outstanding shares having preference; or
•     creates, alters, or abolishes any provision or right in respect to the redemption of any outstanding shares; or
•     alters or abolishes any preemptive right granted by law and not disseated by the articles of incorporation of such holder to acquire shares or other securities; or
•     excludes or limits the right of such holder to vote on any matter, except as such right may be limited by the voting rights given to new shares then being authorized of any existing or new class.
Shareholders do not have appraisal rights due to an amendment of the company’s certificate of incorporation unless provided for in such certificate.